

GOLDEN
ENTERPRISES,
INC.

GOLDEN FLAKE SNACK FOODS, INC.

April 20, 2005

VIA TELEFAX-(202) 942-9528
AND U.S. MAIL

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Re: Golden Enterprises, Inc.
Form 10-K for the year ended May 31, 2004
Form 10-Q for the period ending November 30, 2004
Response Letter dated March 30, 2005
File No. 0-04339

Dear Mr. Schwall:

This letter is Golden Enterprises, Inc.'s (the "Company") response to your comments dated April 7, 2005 regarding the Company's Form 10-K for the year ended May 31, 2004. We appreciate your assistance. The Company believes a revision is not necessary because there would not be a material effect on our disclosures.

10-K for the year ended May 31, 2004

General

Critical Accounting Policies and Estimates, page 13 **(Comment #2)**

1. Our critical estimates are; bad debts, worker's compensation and health care claims. The Company is, "self-insured" for worker's compensation, vehicle and general liability and health care with a stop loss of $250,000 per employee on worker's compensation, $100,000 for vehicle and $50,000 for general liability per claim and $100,000 per employee on health claims. The Company records accounts receivable at the time revenue is recognized. Amounts for

ONE GOLDEN FLAKE DRIVE
BIRMINGHAM, ALABAMA 35205
205-458-7316
205-458-7327-FAX

bad debt are recorded in selling and delivery expenses on the consolidated statement of income. Management records a general reserve based on analysis of historical data. The Company has a formal policy for determining the allowance for doubtful accounts. The following table summarizes the Company's customer accounts receivable profile as of May 31, 2004:

Accounts Receivable Balance	# of Customers
Less than $1,000	1507
$1,001-$10,000	447
$10,001-$100,000	91
$100,001-$500,000	7
$500,001-$1,000,000	1
$1,000,001-$2,500,000	0

These critical estimates were made using accepted methods for our May 31, 2004 10-K and for subsequent 10-Q's. Therefore, we believe an amendment related to these estimates is not necessary.

Liquidity and Capital Resources, page 14 (Comment #3)

The decrease in net cash provided by operations is primarily related to changes in receivables, inventories and accounts payable offset by the net loss for fiscal year 2004 of $45,846 compared to the net loss for fiscal year 2003 of $927,765. Revenues increased $.979 million for the year; however, receivables decreased $.35 million resulting in more cash available from the increase in sales. The underlying driver is an increase in sales and better collections on accounts receivable. There are no changes in credit policies.

We gave our response for expanding our discussion to address changes in the underlying drivers of fluctuations observed by preparing at your request, the Direct Method of Cash Flows.

Beginning with the third quarter, we used the Direct Method. We believe an amendment is not necessary, because the Indirect Method is also an accepted method.

Off-Balance Sheet Arrangement, page 16 (Comment #5)

The Company disclosed in detail the product purchase agreement on page 41, under Note 14- Commitments and Contingencies. As explained in Note 14, the Company entered into a five year term product purchase commitment during the year ended May 31, 2001 with a supplier. In September 2002, the product purchase agreement was amended to fix the purchase unit price and establish specific annual quantities. As of May 31, 2004, the Company's outstanding purchase commitments under the product purchase agreement were as follows:

Year ending May 31,	Amount
2005	$1,491,000
2006	605,000

The Company agreed to purchase Pretzels and Baked Tortillas. There is little market risk because there are other suppliers of these products available at comparable prices.

The purchase price for Pretzels and Baked Tortillas are as follows:

Wt. of Product in Bag in Ounces	Item Description	Per Bag
1.5	Thin Low Fat Super Snack	$0.1212
9.0	Butter Pretzel-Low Fat	0.4828
2.125	Thin-Low Fat	0.1640
10.0	Stix-Low Fat	0.4608
10.0	Thin-Low Fat	0.4504
2.0	Butter Pretzel-Low Fat-SS	0.1764
1.25	Butter Pretzel-Low	0.1304
9.0	Mini Butter Pretzel-Low	0.4802
8.0	Baked Tortillas	0.5500

The Company has the discretion to determine the variety of items and bag sizes to be purchased to satisfy the quantity in pounds requirement. We do not propose an amendment because this information is not material.

Balance Sheet, page 20 (Comment #7)

We submitted to you a breakdown of the prepaid asset accounts as you requested. We do not propose an amendment because the information is not material to an understanding of the Balance Sheet.

Beginning with the third quarter and future 10-Q's, we are furnishing a breakdown of the prepaid assets accounts.

Note 1- Summary of Significant Accounting Policies, page 26 **(Comment #9)**

Inventories

We will expand our disclosure as required under Rule 5-02.6 (b) of Regulation S-X in our future 10-K filings.

The additional inventory information is not necessary for an understanding of the Company's Balance Sheet, so we are not proposing an amendment.

Management's Discussion and Analysis

Operating Results, page 15 **(Comment #4)**

2. Your letter comments that it is necessary for the Company to disclose revenue information by products group to comply with item 101(c) (i) of Regulation S-K. The Company's only product group is salty snack foods. Therefore, we believe that we are in compliance with the above regulation. To disclose the revenue by product item, i.e. potato chips, corn chips, cheese curls, etc. could adversely affect, the Company's competitive position. We believe that any benefit to the investing public by this disclosure would be greatly outweighed by the potential competitive harm to the Company and its stockholders.

    It is our understanding that no other publicly traded salty snack food company discloses such information.

Recent Developments, page 16 **(Comment #6)**

3. In regard to Item 6 of your comment letter, the Company believes a revision to the 2004 10-K is not necessary.

    As reported in the response dated March 30, 2005, the Company changed methodology of calculating reserve balances on its worker's compensation when the PCAOB Board discovered the error in their inspection. The company consistently used the method of accruing at 1 1/2 times the open claims. A third party (Insurance Company) provided this amount to both the Company and its Auditors. After the PCAOB brought the issue to light, the Auditors identified and communicated to the Company and the Audit Committee "material weaknesses" relating to the Company's accounting, methods for (1) accounting for compensated absences (vacation) and (2) accounting for self-insurance costs, which included worker's compensation, vehicle and general liability risk and medical costs.

The Company immediately corrected the methodology for its casualty self-insurance reserves and conducted a complete audit of all self-insurance areas. Medical claim reserves were changed to reflect the IBNR (Incurred But Not Reported) affect which the Company had not used in calculating prior periods. Vacation wages had also been expensed as taken and it was determined that vacation liability should be reflected when vacations are earned.

The Company had properly recorded all necessary information in regard to the above areas for the fiscal year May 31, 2004 and for all previous applicable years. All information and accounting methods were provided and available for review by the Auditors, who did not find any "material weaknesses" in the Company's accounting prior to the PCAOB inspection.

The material weaknesses as describe by the Auditors was reported in the 10-K for the year ended May 31, 2004. This disclosure was under Item 9A. – Controls and Procedures on Page 48.

Attached you will find a copy of the three years you requested of the Auditors' Management's report and a copy of the PCAOB report. You will notice that in the reports for years ended May 31, 2003 and 2002, the Auditors, noted no matters involving the internal control and its operation that they considered to be material weaknesses. The report for year ended May 31, 2004 covered the errors discovered by the PCAOB Board and all issues are resolved and are reflected in the restated financials.

Closing Comments

    We appreciate any further comments you may have regarding the items addressed above.

Yours very truly,

GOLDEN ENTERPRISES, INC.

By:

Patty R. Townsend
CFO, Vice President and Secretary

C. RAY DUDLEY, JR.
FRANK J. COSTANZO
HARRY O. WHATLEY
JAMES C. WILLIAMS
CHARLES H. SHERER, JR.
STEWART R. DUDLEY

CHARLES L. BENCE
M. OWENS SIMS
RETIRED

J. T. McCARTY, JR.
1912-1967
DONALD HOPTON-JONES
1921-1989
FRED M. FREEMAN, JR.
1919-2001

Dudley, Hopton-Jones, Sims & Freeman PLLP
Certified Public Accountants

2101 Magnolia Avenue, S. (35205)
P.O. Box 1566
Birmingham, AL 35201
Telephone (205) 326-0402
FAX (205) 326-3384
Alabama 1 (800) 292-4043

July 18, 2002

Board of Directors
Golden Enterprises, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Golden Enterprises, Inc. and subsidiary for the year ended May 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended for the use of the Audit Committee, Board of Directors and management and should not be used for any other purpose.

Yours very truly,

Dudley, Hopton-Jones, Sims & Freeman PLLP

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

Known internationally as Moore Stephens Dudley LLC
An independently owned and operated member of Moore Stephens North America, Inc. - members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited - members in principal cities throughout the world

C. RAY DUDLEY, JR.
FRANK J. COSTANZO
HARRY O. WHATLEY
JAMES C. WILLIAMS
CHARLES H. SHERER, JR.
TEWART R. DUDLEY

CHARLES L. BENCE
M. OWENS SIMS
RETIRED

J. T. McCARTY, JR.
1912-1967
DONALD HOPTON-JONES
1921-1989
FRED M. FREEMAN, JR.
1919-2001

Dudley, Hopton-Jones, Sims & Freeman PLLP

Certified Public Accountants

2101 Magnolia Avenue, S. (35205)
P.O. Box 1566
Birmingham, AL 35201
Telephone (205) 326-0402
FAX (205) 326-3384
Alabama 1 (800) 292-4043

August 18, 2003

Board of Directors
Golden Enterprises, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Golden Enterprises, Inc. and subsidiary for the year ended May 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

This report is intended for the use of the Audit Committee, Board of Directors and management and should not be used for any other purpose.

Yours very truly,

Dudley, Hopton-Jones, Sims & Freeman PLLP

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

Known internationally as Moore Stephens Dudley LLC
An independently owned and operated member of Moore Stephens North America, Inc. - members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited - members in principal cities throughout the world

C. RAY DUDLEY, JR.
FRANK J. COSTANZO
HARRY O. WHATLEY
JAMES C. WILLIAMS
CHARLES H. SHERER, JR.
EWART R. DUDLEY

CHARLES L. BENCE
M. OWENS SIMS
RETIRED

J. T. McCARTY, JR.
1912-1967
DONALD HOPTON-JONES
1921-1989
FRED M. FREEMAN, JR.
1919-2001

Dudley, Hopton-Jones, Sims & Freeman PLLP

Certified Public Accountants

2101 Magnolia Avenue, S. (35205)
P.O. Box 1566
Birmingham, AL 35201
Telephone (205) 326-0402
FAX (205) 326-3384
Alabama 1 (800) 292-4043

July 21, 2004

Audit Committee
Golden Enterprises, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Golden Enterprises, Inc. and its subsidiary for the year ended May 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

Reportable Conditions

Finding

Security administration is currently not segregated from other IT functions including programming activity. Additionally, programmers can access and make changes to any applications that are programmed internally.

Recommendation

In order to ensure proper segregation of duties, security administration should be segregated from other IT functions and programmers should not have access to applications. If programmers must have access to data in order to assist employees when there are questions/problems, each programmer should be provided with his/her own access code by a security administrator who is independent of any programming activity. Any time a programmer logs in, he/she should be required to log in under his/her own password. Someone who does not have programming capability should then review any online activity by programmers for propriety.

Known internationally as Moore Stephens Dudley LLC
An independently owned and operated member of Moore Stephens North America, Inc. - members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited - members in principal cities

Material Weaknesses

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we did identify certain matters that meet the definition of material weaknesses. These matters and our recommendations for correcting such weaknesses are discussed below.

Accounting for Compensated Absences

Prior to restatement of prior period financial statements, the Company's accounting for compensated absences was not in conformity with Generally Accepted Accounting Principles (GAAP). In order to reduce the risk of recurrence of non-GAAP recognition in future periods, we recommend the following:

- Developing written policies and procedures to be followed with respect to accounting for compensated absences.
- Formally designating (at the Audit Committee level) management level personnel responsible for accounting for compensated absences.
- Expanding internal audit activities to include a quarterly examination of compensated absences.
- Quarterly communications among management, internal audit the Audit Committee prior to filing Forms 10-Q.

Accounting for Self-Insurance Costs

Prior to restatement of prior period financial statements, the Company's accounting for self-insured risks contained the following errors:

- Data captured and used to recognize costs related to workers' compensation, vehicle risk, and general liability risk was not complete and, therefore, the liabilities for incurred as well as incurred but not reported claims were understated.
- Liabilities related to self-insured medical costs were not recognized at all, again resulting in an understatement.

In order to reduce the risk of recurrence of such errors in future periods, we recommend the following:

- Developing written accounting policies and procedures to be followed with respect to each category of self-insured risk.
- Formally designating management level personnel responsible for accounting for uninsured risk areas.
- Implementing a fully developed actuarially based method of measuring liabilities related to workers' compensation, vehicle risk, and general liability risk. This process would require the Company to engage the services of an actuary to assist in the measurement of such liabilities for all future periods.
- Expanding internal audit activities to include a quarterly examination of all self-insurance categories.
- Quarterly communications among management, internal audit, and the Audit Committee prior to filing Forms 10-Q.

Financial Reporting Controls

The restatements required to prior period annual and quarterly reports are indicative of weaknesses in controls over financial reporting. Providing enhanced formal training to accounting personnel related to financial reporting and disclosure responsibilities will serve to enhance the Company's controls over financial reporting.

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Dudley, Hopton-Jones, Sims & Freeman PLLP

Dudley, Hopton-Jones, Sims & Freeman PLLP



PCAOB
Public Company Accounting Oversight Board

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8430
www.pcaobus.org

Inspection of Dudley, Hopton-Jones, Sims & Freeman, PLLP

Issued by the

Public Company Accounting Oversight Board

January 21, 2005

THIS IS A PUBLIC VERSION OF A PCAOB INSPECTION REPORT

PORTIONS OF THE COMPLETE REPORT ARE OMITTED FROM THIS DOCUMENT IN ORDER TO COMPLY WITH SECTIONS 104(g)(2) AND 105(b)(5)(A) OF THE SARBANES-OXLEY ACT OF 2002

PCAOB RELEASE NO. 104-2005-003

PCAOB

Public Company Accounting Oversight Board

Notes Concerning this Report

1. Portions of this report may describe deficiencies or potential deficiencies in the systems, policies, procedures, practices, or conduct of the firm that is the subject of this report. The express inclusion of certain deficiencies and potential deficiencies, however, should not be construed to support any negative inference that any other aspect of the firm's systems, policies, procedures, practices, or conduct is approved or condoned by the Board or judged by the Board to comply with laws, rules, and professional standards.

2. Any references in this report to violations or potential violations of law, rules, or professional standards should be understood in the supervisory context in which this report was prepared. Any such references are not a result of an adversarial adjudicative process and do not constitute conclusive findings of fact or of violations for purposes of imposing legal liability. Similarly, any description herein of a firm's cooperation in addressing issues constructively should not be construed, and is not construed by the Board, as an admission, for purposes of potential legal liability, of any violation.

3. Board inspections encompass, among other things, whether the firm has failed to identify departures from Generally Accepted Accounting Principles ("GAAP") in its audits of financial statements. This report's descriptions of such auditing failures necessarily involve descriptions of the related GAAP departures. The Board, however, has no authority to prescribe the form or content of an issuer's financial statements. That authority, and the authority to make binding determinations concerning an issuer's compliance with GAAP, rests with the Securities and Exchange Commission ("SEC" or "Commission"). Any description, in this report, of perceived departures from GAAP should not be understood as an indication that the Commission has considered or made any determination regarding these GAAP issues unless otherwise expressly stated.



Public Company Accounting Oversight Board

INSPECTION OF DUDLEY, HOPTON-JONES, SIMS & FREEMAN, PLLP

The Public Company Accounting Oversight Board ("PCAOB" or "the Board") has conducted an inspection of the registered public accounting firm Dudley, Hopton-Jones, Sims & Freeman, PLLP ("the Firm"). The Board is issuing this report of that inspection in accordance with the requirements of the Sarbanes-Oxley Act of 2002 ("the Act").

The Board is making portions of the report publicly available. Specifically, the Board is releasing to the public Part I of the report and portions of Part IV of the report. Part IV of the report consists of the Firm's comments on a draft of the report.[1]

The Board has elsewhere described in detail its approach to making inspection-related information publicly available consistent with legal restrictions.[2] A substantial portion of the Board's criticisms of a firm (specifically criticisms of the firm's quality control system), and the Board's dialogue with the firm about those criticisms, occurs out of public view, unless the firm fails to make progress to the Board's satisfaction in addressing those criticisms. In addition, the Board generally does not disclose otherwise nonpublic information, learned through inspections, about the firm or its clients. Accordingly, information in those categories generally does not appear in the publicly available portion of an inspection report.

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[1] The Board does not make public any of a firm's comments that address a nonpublic portion of the report. In addition, pursuant to section 104(f) of the Act, 15 U.S.C. § 7214(f), and PCAOB Rule 4007(b), if a firm requests, and the Board grants, confidential treatment for any of the firm's comments on a draft report, the Board does not include those comments in the final report at all. The Board notes that it routinely grants confidential treatment, if requested, for any of a firm's comments that identify factually inaccurate statements, in the draft, that the Board corrects in the final report.

[2] See Statement Concerning the Issuance of Inspection Reports, PCAOB Release No. 104-2004-001 (August 26, 2004).

PCAOB

Public Company Accounting Oversight Board

Inspection of Dudley, Hopton-Jones,
Sims & Freeman, PLLP
January 21, 2005
Page 2

PART I

INSPECTION PROCEDURES AND CERTAIN OBSERVATIONS

Members of the Board's inspection staff ("the inspection team") conducted fieldwork for the inspection from May 17, 2004 to May 21, 2004. The fieldwork included procedures tailored to the nature of the Firm, certain aspects of which are summarized as follows:

Number of offices	1 (Birmingham, Alabama)
Ownership structure	Minnesota professional limited liability partnership; member of an alliance with Moore Stephens North America, Inc.
Number of partners	6
Number of professional staff[3]	21
Number of issuer audit clients at date of inspection	1

Board inspections are designed to identify and address weaknesses and deficiencies related to how a firm conducts audits. To achieve that goal, Board inspections include reviews of certain aspects of selected audits performed by the firm and reviews of other matters related to the firm's quality control system.

In the course of reviewing aspects of selected audits, an inspection may identify ways in which a particular audit is deficient, including failures by the firm to identify, or to address appropriately, respects in which an issuer's financial statements do not present fairly the financial position of the issuer in conformity with GAAP. It is not the purpose of

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[3] "Professional staff" means all personnel of the Firm, except partners or shareholders and administrative support personnel. The number of partners and professional staff is provided here as an indication of the size of the Firm, and does not necessarily represent the number of the Firm's professionals who participate in audits of issuers or are "associated persons" (as defined in the Act) of the Firm.

PCAOB

Public Company Accounting Oversight Board

Inspection of Dudley, Hopton-Jones,
Sims & Freeman, PLLP
January 21, 2005
Page 3

an inspection, however, to review all of a firm's audits or to identify every respect in which a reviewed audit is deficient. Accordingly, a Board inspection report should not be understood to provide any assurance that the firm's audits, or its issuer clients' financial statements, are free of any deficiencies not specifically described in an inspection report.

A.   Review of Audit Engagement

The scope of the inspection procedures performed included review of aspects of the performance of the Firm's audit of the financial statements of its issuer audit client. Those aspects were selected according to the Board's own criteria, and the Firm was not allowed an opportunity to limit or influence the selection process.

The inspection team identified matters that it considered to be audit deficiencies.[4] The deficiencies identified were of such significance that it appeared to the inspection team that the Firm did not obtain sufficient competent evidential matter to support its opinion on the issuer's financial statements. The deficiencies identified included i) failure to adequately test the issuer's self-insurance reserve, ii) failure to document the firm's understanding of controls or test data from the service organization used by the issuer in recording its self-insurance reserve, and iii) failure to analyze the impact of recording prior year adjustments in the current year's financial statements.

Following the inspection fieldwork, and as a result of the inspection team's discussion of these matters with the Firm, the Firm performed additional audit procedures and identified misstatements in the financial statements. The issuer subsequently restated its financial statements.[5]

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[4]   PCAOB standards require a firm to take appropriate actions to assess the importance of audit deficiencies identified after the date of the audit report to the firm's present ability to support its previously expressed opinions. See AU 390, *Consideration of Omitted Procedures After the Report Date,* and AU 561, *Subsequent Discovery of Facts Existing at the Date of the Auditor's Report* (both included among the PCAOB's interim auditing standards, pursuant to PCAOB Rule 3200T). Failure to comply with these PCAOB standards could be a basis for Board disciplinary sanctions.

[5]   The Board's inspection process did not include any review of the additional audit work or the restated financial statements.

PCAOB

Public Company Accounting Oversight Board

Inspection of Dudley, Hopton-Jones,
Sims & Freeman, PLLP
January 21, 2005
Page 4

B.   Review of Quality Control System

In addition to evaluating the quality of the audit work performed on a specific audit, the inspection included review of certain of the Firm's practices, policies and procedures related to audit quality. This review encompassed practices, policies, and procedures concerning training, compliance with independence standards, client acceptance and retention, and the establishment of policies and procedures. As described above, any defects in, or criticisms of, the Firm's quality control system, are discussed in the nonpublic portion of this report and will remain nonpublic unless the Firm fails to address them to the Board's satisfaction within 12 months of the date of this report.

END OF PART I

PCAOB

Public Company Accounting Oversight Board

Inspection of Dudley, Hopton-Jones,
Sims & Freeman, PLLP
January 21, 2005
Page 12

PART IV

RESPONSE OF THE FIRM TO DRAFT INSPECTION REPORT

Pursuant to section 104(f) of the Act, 15 U.S.C. § 7214(f), and PCAOB Rule 4007(a), the Board provided the Firm an opportunity to review and comment on a draft of this report. The Firm provided a written response.

Pursuant to section 104(f) of the Act and PCAOB Rule 4007(b), if a firm requests, and the Board grants, confidential treatment for any of the firm's comments on a draft report, the Board does not include those comments in the final report. The Board routinely grants confidential treatment, if requested, for any of a firm's comments that identify factually inaccurate statements, in the draft, that the Board corrects in the final report.

Pursuant to section 104(f) of the Act and PCAOB Rule 4007(b), the Firm's response, minus any portion granted confidential treatment, is attached hereto and made part of this final inspection report. In any version of this report that the Board makes publicly available, any portions of the Firm's response that address nonpublic portions of the report are omitted.

END OF PART IV

C. RAY DUDLEY, JR.
FRANK J. COSTANZO
HARRY O. WHATLEY
JAMES C. WILLIAMS
CHARLES H. SHERER, JR.
STEWART R. DUDLEY
―――――
CHARLES L. BENCE
M. OWENS SIMS
RETIRED
―――――
J. T. McCARTY, JR.
1912-1967
DONALD HOPTON-JONES
1921-1989
FRED M. FREEMAN, JR.
1919-2001

Dudley,
Hopton-Jones,
Sims
& Freeman PLLP

Certified Public Accountants

2101 Magnolia Avenue, S. (35205)
P.O. Box 1566
Birmingham, AL 35201
Telephone (205) 326-0402
FAX (205) 326-3384
Alabama 1 (800) 292-4043

December 30, 2004

Mr. George Diacont
Director – Division of Registration and Inspection
Public Company Accounting Oversight Board
1666 K Street, N. W.
Washington, DC 20006

RE: Response to Draft Report on 2004
Inspection of Dudley, Hopton-Jones, Sims & Freeman PLLP

Dear Mr. Diacont:

We are pleased to report to the Public Company Accounting Oversight Board (PCAOB) regarding its draft report (the "Report") on its 2004 inspection of Dudley, Hopton-Jones, Sims & Freeman PLLP.

We support the PCAOB's goals and its inspection process. While we have confidence in our auditing and quality control processes, we welcome the PCAOB's observations and comments. In response to the comments we have made improvements in our audit methodologies, policies and procedures which will prevent all matters mentioned in Part I from occurring in the future.

We appreciate the opportunity to provide our response to the draft report and also look forward to providing our response to Part II of the final report. We will be pleased to discus our comments or answer any questions the Board may have.

Sincerely,

Dudley, Hopton-Jones, Sims & Freeman PLLP

Known internationally as Moore Stephens Dudley LLC

An independently owned and operated member of Moore Stephens North America, Inc. - members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited - members in principal cities throughout the world